Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

GLOBAL LEADERS IN AGRICULTURE, MATERIAL SCIENCE AND SPECIALTY PRODUCTS + = 50/50(1) merger of equals with market capitalization of approx. $130B at announcement; intent to pursue tax-free separation into three independent, publicly traded companies – CREATING SIGNIFICANT LONG-TERM SHAREHOLDER VALUE COMBINED COMPANY 4 STRONG INDUSTRIAL LOGIC: Highly complementary companies create strong, focused businesses with enhanced scale, unique growth strategies and differentiated technologies 4 FINANCIALLY COMPELLING: Projected(2) to unlock approx. $30B of market value; approx. $3B in cost synergies, additional upside of approx. $1B in growth synergies; tax-free structure maximizes value 4 CUSTOMERS WIN: Superior solutions, complementary offerings and expanded choices 4 ATTRACTIVE INVESTMENT PROFILE: Creates distinct financial profiles and clear investment thesis for each business Name: DowDuPont Executive Chairman: Andrew N. Liveris CEO: Edward D. Breen Board Composition: 8 current DuPont directors + 8 current Dow directors, including Liveris and Breen Advisory Committees: Breen to lead Agriculture and Specialty Products Committees; Liveris to lead Material Science Committee Dual HQ: Midland, MI and Wilmington, DE TRANSACTION SUMMARY • DuPont shareholders to receive 1.2820 shares of DowDuPont for each DuPont share • Dow shareholders to receive 1.00 share of DowDuPont for each Dow share • Merger expected to close in 2H 2016, subject to shareholder and regulatory approvals; intended spin-offs expected to occur 18-24 months after merger close THREE INDUSTRY LEADERS WITH FOCUSED INVESTMENT PROFILES MATERIAL SCIENCE SPECIALTY PRODUCTS AGRICULTURE REVENUE: ~$13B(3) COST SYNERGIES: ~$0.3B REVENUE: ~$51B(3) COST SYNERGIES: ~$1.5B REVENUE: ~$19B(3) COST SYNERGIES: ~$1.3B + + + ~$6B Performance Materials ~$2B Consumer Solutions: Dow Electronic Materials ~$7B Agricultural Sciences ~$45B Performance Plastics Performance Materials & Chemicals Infrastructure Solutions Consumer Solutions: Consumer Care Dow Automotive Systems ~$11B Electronics & Communications Safety & Protection Nutrition & Health Industrial Biosciences ~$11B Agriculture World-class innovation process and application development capabilities = LEADING TECHNOLOGY AND INNOVATION-DRIVEN SPECIALTY PRODUCTS COMPANY Broad offering and robust pipeline across germplasm, traits and crop protection = LEADING GLOBAL PURE-PLAY AGRICULTURE COMPANY Low cost integration and innovation combined with expanded customer offerings in key growth sectors = LEADING PURE-PLAY MATERIAL SCIENCE COMPANY 1. On a fully diluted basis, excluding preferred shares. 2. Projected $30B in market value based on assumption of an EV/EBITDA multiple of 10x on the $3B in synergies. 3. Based on Dow and DuPont’s Net Sales as reported in each companies’ 2014 Form 10-K filing. Dow values have been adjusted to exclude Dow Chlorine Products’ third party sales, as defined in the 9/2/15 S-4/A filing made by Olin Corporation. DuPont’s Net Sales exclude the Performance Chemicals segment.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Dow and DuPont will cause Diamond-Orion HoldCo to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19890
Attention: Investor Relations	Attention: Investor Relations:
+1 989-636-1463	+1 302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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